DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of capital stock of FRP Holdings, Inc. (the “Company,” “we,” “us,” or “our”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Third Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K as to which this Exhibit 4.6 is also an exhibit. This description is qualified in its entirety by, and should be read in conjunction with, the Articles of Incorporation, the Bylaws, and certain provisions of Florida law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 25,000,000 shares of common stock, par value $0.10 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), the rights and preferences of which may be established from time to time by the board of directors. The outstanding shares of our Common Stock are fully paid and nonassessable. There are no shares of Preferred Stock currently outstanding.

Common Stock

As of December 31, 2020, there were 9,430,800 shares of our Common Stock outstanding, as well as [ ] unissued shares of our Common Stock reserved for issuance pursuant outstanding options and performance share awards. Our Common Stock is listed for trading on the NASDAQ Global Select Market under the symbol “FRPH”.

Dividends. Subject to the rights of any holders of our Preferred Stock, the holders of shares of our Common Stock are entitled to receive ratably such dividends as may be declared by our board of directors out of legally available funds.

Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including, without limitation, the election of our board of directors. Our Articles of Incorporation and Bylaws do not provide for cumulative voting rights in the election of directors. Directors are elected by a plurality of votes cast. Generally, all other matters to be voted on by shareholders must be approved by a majority of votes cast a meeting at which a quorum is present.

Liquidation Rights. Upon our liquidation, dissolution, or winding-up, the holders of our Common Stock are entitled to share ratably in all assets available for distribution after payment in full to our creditors and holders of our Preferred Stock, if any Preferred Stock is outstanding.

Other Provisions. The holders of our Common Stock are not entitled to preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences, and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that our Board of Directors may designate and we may issue in the future.

Transfer Agent. The transfer agent for our Common Stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and its telephone number is 1-800-937-5449.

Options and Awards

We have issued and may continue to issue stock option awards, restricted stock, and performance share awards under our equity incentive plans.

Preferred Stock

We are currently authorized to issue up to 5,000,000 shares of Preferred Stock, none of which are issued and outstanding. Our board of directors, in its sole discretion, may designate and issue one or more classes or series of Preferred Stock from our authorized and unissued shares of Preferred Stock, which generally will have rights and preferences senior to our Common Stock. Subject to limitations imposed by law or our Articles of Incorporation, our board of directors is empowered to determine:

•	the designation of and the number of shares comprising the class or series of Preferred Stock,

•	the dividend rights and dividend rate, if any, for any class or series of Preferred Stock,

•	the redemption prices and terms applicable, if any, to any class or series of Preferred Stock,

•	the preferences and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series,

•	the amounts payable on the series upon our liquidation, dissolution, or winding-up,

•	whether or not the shares of a class or series will be subject to a purchase, retirement, or sinking fund and the terms applicable thereto

•	the terms and conditions of any conversion rights for the class or series of Preferred Stock, if any,

•	the voting rights, whether special or conditional, full or limited, of each class or series of Preferred Stock, and

•	the terms and conditions of any other special rights and protective provisions that the Board of Directors deems advisable.

lorida Statutory Anti-Takeover Provisions

General. The Florida Business Corporation Act, as amended, or the FBCA, contains provisions that apply to us and that are designed to enhance the ability of our board to respond to and potentially defer or attempts to acquire control of the Company. These provisions may discourage altogether takeover attempts which have not been approved by our board of directors. The effect of such provisions could delay or frustrate a merger, tender offer or proxy contest, or the removal of incumbent directors, even if such proposed actions would result in a premium over the market price for shares of our Common Stock. Such effect could cause the market price of our Common Stock to decrease or could cause temporary fluctuations in the market price of our Common Stock that otherwise would not have resulted from actual or rumored takeover attempts.

The following summarizes the anti-takeover provisions in the FBCA that are applicable to our Common Stock.

Authorized but Unissued Stock. Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans.

Evaluation of Impact of Acquisition Proposals on Non-Shareholder Constituencies. The FBCA expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation, or sale of substantially all of our assets, or any similar extraordinary transaction, to consider in addition to shareholder interests all relevant factors, including, without limitation, the social, legal, and economic effects on our employees, customers, and suppliers and our subsidiaries, on the communities and geographical areas in which they operate. Our board may also consider the amount of consideration being offered in relation to the then current market price for outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in our long-term best interests and those of our shareholders.

Affiliated Transactions with Interested Shareholders. We are subject to the Florida affiliated transactions statute, which generally requires the approval of the holders of 66-2/3% of our outstanding voting shares, other than the shares owned by an “interested shareholder”—generally, any person who is the beneficial owner of more than 10% of the outstanding voting stock of the Company—to effectuate an affiliated transaction. An “affiliated transaction” is a transaction that involves the Company and an interested shareholder or an affiliate of an interested shareholder, including, among others, a merger, a sale of assets, a sale of shares, a liquidation, or a reclassification of securities and loans. The special voting requirement does not apply in certain specified circumstances. These provisions could prohibit or delay the announcement or consummation of mergers or other takeover or change-in-control attempts of the Company.

Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws currently contain certain provisions that may make it more difficult and time-consuming for shareholders or third parties to influence our management, policies, or affairs, and may discourage, delay, or prevent a transaction involving a change-in-control of the Company offering a premium over the current market price of our Common Stock. These provisions include those that:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors without shareholder approval and that may be substantially dilutive or contain preferences or rights objectionable to an acquirer,

•	prohibit cumulative voting in the election of our directors,

•	provide that directors may only be removed from office prior to the expiration of his or her term for cause,

•	provide that vacancies on the board of directors, including newly-created directorships, may be filled by a majority vote of directors then in office,

•	provide that the written request of holders of not less than 50% of all the votes entitled to be cast on any issue proposed or to be considered at the proposed special meeting is required to call special meetings of our shareholders,

•	eliminate the ability of shareholders to take action by written consent in lieu of a shareholder meeting,

•	establish advance notice and disclosure procedures for shareholders to bring matters before a meeting of our shareholders,

•	establish advance notice and disclosure requirements for shareholder nomination of directors,

•	allow our board of directors to amend the Bylaws without shareholder approval (subject to certain limitations), and

•	establish majority voting requirements to amend relevant provisions included in the Articles of Incorporation and Bylaws.

These provisions could also discourage proxy contests and make it more difficult for our shareholders to elect directors and cause us to take extraordinary corporate actions. In addition, the existence of these provisions, together with Florida law, might hinder or delay an attempted takeover other than through negotiations with our board of directors. As a result, we may be less likely to receive unsolicited offers to acquire us that some of our shareholders might consider beneficial.

Limitation of Liability and Indemnification of Directors and Officers

The FBCA provides that no director will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, unless the director’s breach of, or failure to perform his duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful,

•	a transaction from which the director derived an improper personal benefit,

•	an unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of Section 607.0834 of the FBCA,

•	conscious disregard for the best interest of the corporation or willful misconduct, in the case of an action brought by or in the right of the corporation or a shareholder, or

•	recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

As a result, neither we nor our shareholders have the right, including through shareholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our Articles of Incorporation provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending, or completed action, suit, or proceeding to which such person is, or is threatened to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We have the power to purchase and maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any officer or director of the Company against expenses, judgments, attorneys’ fees, and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.